Exhibit 99.1

AMTD’s Successful Completion of Acquisition of The Ritz-Carlton, Perth, Valued at A$280 Million

PARIS and NEW YORK and LONDON, May 29, 2026 -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD), and The Generation Essentials Group (“TGE”, NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., (collectively, “AMTD”) jointly announce the successful completion of TGE’s acquisition of 50% interests in The Ritz-Carlton, Perth, Australia, for a total consideration of US$72 million (A$100 million), with the property valued at US$201 million (A$280 million).

Located in Perth, the vibrant capital of Western Australia, The Ritz-Carlton, Perth is the centrepiece of the Elizabeth Quay development on Perth’s waterfront. Perched on the edge of the Swan River, the hotel offers unobstructed views of the river, the city skyline, and surrounding urban parks through floor-to-ceiling windows. This irreplaceable location underpins the property’s compelling long-term appreciation potential.

The hotel comprises 205 luxury rooms, a restaurant and lounges, a bar, a spa, an infinity pool, a fitness centre, and versatile event spaces. As the 100th Ritz-Carlton hotel globally, the property holds strong symbolic significance within the brand’s portfolio.

Australia is a market of special significance to AMTD. The AMTD Group was founded in 2003 with involvement from the Commonwealth Bank of Australia. Building on this history, AMTD is delighted to further strengthen its presence in Australia through this landmark acquisition.

The completion of this transaction represents another important strategic milestone in the expansion of TGE’s hospitality portfolio. Upon closing, AMTD’s hospitality portfolio now totals nearly 1,000 rooms, further reinforcing its expanding footprint and long-term commitment to the global hospitality space.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:
IR Office
AMTD IDEA Group
EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:
IR Office
AMTD Digital Inc.
EMAIL: ir@amtdigital.net

For The Generation Essentials Group:
IR Office
The Generation Essentials Group
EMAIL: ir@tge.media